UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

GSI GROUP INC.

(Exact name of registrant as specified in its charter)

New Brunswick, Canada	98-0110412
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

125 Middlesex Turnpike Bedford, Massachusetts	01730
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Shares, no par value	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable):

Securities to be registered pursuant to Section 12(g) of the Act: None

This Form 8-A is being filed in connection with GSI Group Inc.’s (the “Company’s”) listing of its common shares, no par value (the “Common Shares”) pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, on The NASDAQ Global Select Market commencing on or about February 14, 2011.

Item 1. Description of Registrant’s Securities to be Registered.

We have authority to issue an unlimited number of Common Shares. As of February 8, 2011, 33,342,169 Common Shares were issued and outstanding. Each outstanding Common Share is entitled to one vote at all meetings of our shareholders, to participate ratably in any dividends which may be declared by the board of directors and, in the event of liquidation, dissolution or winding-up or other distribution of our assets or property, to a pro rata share of our assets after payment of all our liabilities and obligations. The Company has never declared or paid cash dividends on its Common Shares. The Company currently intends to retain any current and future earnings to finance the growth and development of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

Shareholders have cumulative voting rights in the election of directors. Cumulative voting rights permit each shareholder entitled to vote at a meeting of shareholders to cast a number of votes equal to the number of shares held by the shareholder multiplied by the number of directors to be elected. The shareholder is entitled to cast all such votes in favor of one candidate for director or distribute them among the candidates in any manner.

The Common Shares are not liable to any calls or assessments and are not convertible into any other securities. There are no redemption or sinking fund provisions applicable to the Common Shares, and there are no preemptive rights held by holders of the Common Shares.

Our Articles contain provisions that may enable our board of directors to resist a change in control of our Company. These provisions include:

•	the ability to issue an unlimited number of Common Shares;

•	limitations on persons authorized to call a special meeting of shareholders; and

•	limitations on the ability to remove our directors until July 23, 2011.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our Company. These provisions could also discourage proxy contests and make it more difficult for shareholders to elect directors of their choosing and cause us to take other corporate actions that shareholders desire.

There is no limitation imposed by Canadian law or by our Articles on the right of a non-resident to hold or vote Common Shares, other than as provided in the Investment Canada Act (the “ICA”). Unless a transaction falls within an available exemption, the ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business or an investment to establish a new Canadian business, to identify, notify, or (if the value of the assets of the target Canadian business exceed a certain monetary threshold, or if the transaction is considered to be an investment that could be injurious to Canadian national security) file an application for review with the Investment Review Division of Industry Canada (“IRD”).

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with the IRD by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry (“Minister”) (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada (and, if applicable, is satisfied that the investment would not be injurious to Canadian national security). The Minister has up to 75 days to make this determination, though this period can be extended by agreement between the IRD and the investor (a national security review can take up to 130 days). If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment. If the Governor in Council considers that it is advisable to protect national security, she may prohibit the investment, authorize it to proceed on conditions, or require divestiture.

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties or other payments to non-resident holders of Common Shares, except as described under “Taxation”.

Taxation

The following summary is based upon the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the current provisions of the regulations promulgated thereunder (the “Regulations”) and the current provisions of the Canada-United States Tax Convention (the “Treaty”), as at the date hereof and counsel’s understanding of the current administrative practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date of this registration statement on Form 8-A (the “Tax Proposals”), but does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of the CRA. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not take into account the tax legislation of any province or territory of Canada or any non-Canadian jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

The Tax Act contains certain provisions relating to securities held by certain financial institutions (the “mark-to-market rules”). This summary does not take into account the mark-to-market rules and investors that are financial institutions for the purposes of those rules should consult their own tax advisors. This summary is not applicable to investors an interest in which would be a “tax shelter investment”, as defined in the Tax Act, and any such investor should consult their own tax advisers.

The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, investors should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other taxes of any country, province, territory, state or local tax authority.

The following summary is generally applicable to an investor who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada, is not affiliated with the Company for the purposes of the Tax Act, deals at arm’s length with the Company for the purposes of the Tax Act, holds Common Shares as capital property and does not use or hold, and is not deemed to use or hold Common Shares in connection with carrying on business in Canada (a “non-resident shareholder”). Special rules, which are not discussed in this summary, may apply to a non-resident shareholder that is an insurer that carries on an insurance business in Canada and elsewhere.

Dividends on Common Shares

Generally, dividends (including stock dividends) paid or credited (including amounts on account of or in lieu of dividends) by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25 percent. However, the Treaty provides for a 15 percent withholding tax on dividends paid to all individuals and corporate residents of the United States that qualifies for benefits under the Treaty. Dividends paid to any non-resident company that qualifies for benefits under the Treaty and that beneficially owns at least 10 percent of the voting stock of the payer company are subject to withholding tax at 5 percent.

Dividends (including stock dividends) paid or credited to a holder that is a United States tax-exempt organization, as described in Article XXI of the Treaty, and is entitled to the benefits of Article XXI(2) of the Treaty will not have to pay any Canadian withholding tax in respect of the amount of the dividend.

Disposition of Common Shares

A non-resident shareholder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of a Common Share unless the Common Shares constitute “taxable Canadian property” to the non-resident shareholder. Generally, Common Shares will not constitute “taxable Canadian property” to a non-resident shareholder at a particular time provided that (a) the Common Shares are listed on a designated stock exchange at that time, (b) the non-resident shareholder, persons with whom the non-resident shareholder does not deal at arm’s length, or the non-resident shareholder together with persons with whom the non-resident shareholder does not deal at arm’s length, have not owned 25% or more of the issued shares of any of the classes (or of any series within a class) of the Company at any time during the 60-month period that ends at that time, and (c) less than 50% of the fair market value of the share is derived, directly or indirectly, from one or any combination of real or immovable property in Canada, Canadian resource properties, timber resource properties or options in respect of, or interests or rights in, such properties. Common Shares may also be taxable Canadian property in certain other circumstances, including where the non-resident shareholder elected to have them treated as taxable Canadian property upon ceasing to be resident in Canada. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed taxable Canadian property. Non-resident shareholders should consult their own tax advisers to determine whether the Common Shares will constitute taxable Canadian property in their particular circumstances.

Even if the Common Shares are taxable Canadian property to a non-resident shareholder, a taxable capital gain or an allowable capital loss resulting from the disposition of the shares will not be included in computing the non-resident shareholder’s income for the purposes of the Tax Act if the Common Shares constitute “treaty-protected property”. Common Shares owned by a non-resident shareholder will generally be treaty-protected property if the gain from the disposition of such property would, because of an applicable income tax treaty or convention to which Canada is a signatory, be exempt from tax under the Tax Act. Non-resident shareholders should consult their own tax advisors to determine whether the Common Shares constitute treaty-protected property in their particular circumstances.

Under the Tax Act, the disposition of a Common Share by a holder may occur in a number of circumstances including on a sale or gift of the Common Share or upon the death of the holder. There are no Canadian federal estate or gift taxes on the purchase or ownership of the Common Shares.

All non-resident shareholders who dispose of “taxable Canadian property” are required to file a Canadian tax return reporting their gain or loss on the disposition and, subject to an applicable tax treaty exemption, pay the Canadian federal tax due on the disposition.

All non-resident shareholders who dispose of “taxable Canadian property” are also required to obtain an advance clearance certificate in respect of their disposition under section 116 of the Tax Act (the “Section 116 Certificate”). The purchaser of the Common Shares is obligated to withhold 25% of the gross proceeds on the acquisition of the Common Shares from a non-resident shareholder except to the extent of the certificate limit on the Section 116 Certificate. A Section 116 Certificate is required even where the gain is exempt from Canadian income tax under a provision of an income tax treaty with Canada, such as the Treaty. If the non-resident shareholder does not provide a Section 116 Certificate to the purchaser, then the purchaser will be required to withhold and remit to the CRA 25% of the proceeds on account of the non-resident shareholder’s tax obligation, on or before the end of the month following the date of the sale. The non-resident shareholder may then file a Canadian tax return to obtain a refund of excess withholding tax, if any.

Item 2. Exhibits.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Company are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

GSI Group Inc.

By:	/s/ Glenn E. Davis
Glenn E. Davis
Principal Financial and Accounting Officer

Date: February 10, 2011